Mail Stop 3628

July 21, 2009

Via U.S. Mail

Mr. Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017

> Re: **CyberDefender Corporation**
> **Amendment No. 1 to Schedule TO**
> **Filed on July 16, 2009**
> **File No. 005-84253**

Dear Mr. Guseinov:

We have reviewed your amended filing and have the following comments.

General

1.   We note your response to comment 1 of our prior letter. Please provide a more detailed legal analysis, with any relevant support, regarding whether warrants containing each variation of the down-round and/or cashless exercise provisions constitute a discrete class of security within the meaning of Rule 13e-4(a)(2) under the Exchange Act, for purposes of Rule 13e-4(f)(8).

2.   Please amend your Schedule TO to disclose the information contained in the first two paragraphs of your response to comment 1 of our prior letter, regarding the number of underlying securities in each category of warrant. Please also disclose the number of warrants outstanding in each category. See Items 2 and 4 of Schedule TO and Items 1002(b) and 1004(a)(1)(i) of Regulation M-A.

Certain Financial Information, page 27

3.   We note your response to comment 10 of our prior letter. You do not appear to have provided the summary financial information required by Items 1010(c)(1)-(3) of Regulation M-A. Disclosure that you have no earnings does not appear to satisfy the requirement to disclose the information specified in

Rule 1-02(bb)(1) of Regulation S-X; loss per common share from continuing operations (basic and diluted); and net loss per common share (basic and diluted). Please revise your disclosure accordingly.

* * * * *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (917) 591-6898
        Kevin Friedmann, Esq.
        Richardson & Patel LLP